



NEWS RELEASE

2005 FINANCIAL RESULTS
Net Income Up 17.5%
Dividend Up 23.7%

(Charenton-le-Pont, France – March 9, 2006) — The Board of Directors of Essilor International, the world leader in ophthalmic optical products, today announced its audited financial results for the year ended December 31, 2005.

€ millions	**2005 IFRS**	2004 IFRS	% change
Sales	**2,424.3**	2,202.5	10.1 %
Contribution from operations (1)	**420.4**	356.5	17.9 %
As a % of sales	**17.3%**	16.2%	---
Income from operations	**393.6**	338.9	16.1 %
Net income after minority interests	**287.1**	244.4	17.5 %
As a % of sales	**11.8%**	11.1%	---
Earnings per share (in €)	**2.82**	2.41	17.0 %
Recommended dividend	**0.94**	0.76	23.7 %

(1) Income from operations before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.

Essilor turned in an excellent sales and earnings performance in 2005, successfully leveraging a favorable environment for the global ophthalmic optical industry.

The year's highlights included:

- Strong growth across the globe, with the exception of a more mixed situation in Europe.
- The popularity of new products launched in 2004 and 2005, chief among them the new generation of Transitions® photochromic lenses made of 1.67 high index and polycarbonate materials, Crizal® Alizé® antireflective lenses, Varilux® Ellipse™ small-frame progressive lenses, Varilux® Ipseo® personalized progressive lenses, 1.74 ultra high-index lenses and Essilor® Anti-Fatigue™ lenses.

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- A further improvement in the product mix, which every year confirms the Company's strategic focus on innovative products. Volume sales and revenues generated by high value-added products rose again in 2005.
- A new increase in contribution from operations as a percentage of sales, which reached a historic high of 17.3% under IFRS.
- An ongoing external growth program, with 18 companies acquired during the year. These included The Spectacle Lens Group, the ophthalmic lens business of Johnson & Johnson Vision Care Inc.

The Board of Directors will ask shareholders to approve a dividend of **€0.94** per share of common stock, an increase of 23.7% over 2005. This represents a total payout of €95.7 million, or 33.3% of net income after minority interests. The dividend will be paid from May 16, 2006.

The Ordinary Shareholders' Meetings will be held on second call on **Friday, May 12, 2006 at 10:30 a.m.** at Palais de la Bourse, Place de la Bourse, 75002 Paris.

As part of its external growth strategy, in early 2006 Essilor made five new acquisitions in Canada, the United States, India and Romania.

A meeting with financial analysts will be held today, March 9, at 10:30 a.m. and webcast live at the following address: http://hosting.3sens.com/Essilor/20060309-27E4186C/en

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Next financial announcement
First-quarter 2006 sales: April 20, 2006

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 215 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication
Véronique Gillet
Phone: +33 1 49 77 42 16

ANALYSIS OF THE YEAR'S RESULTS

The financial statements for the years ending December 31, 2004 and December 31, 2005 have been prepared according to IFRS. The consolidated statement of income, statement of cash flows and balance sheet are presented in the appendix.

SALES

Consolidated sales totaled €2,424.3 million, a 10.1% rise. Excluding the currency effect, the increase was 8.6%, in line with the target announced at the beginning of the year.

Sales growth in 2005	Reported	Like-for-like	Scope of consolidation	Currency effect
in millions of euros	221.8	115.0	73.8	33.0
in %	10.1%	5.2%	3.4%	1.5%

- On a like-for-like basis, sales rose 5.2%, with growth accelerating between the first half (4.7%) and the second (5.7%). This reflects an increase of around 3% in volume sales of lenses and an improvement in the product mix.
- Companies acquired in 2004 and 2005 contributed 3.4% of growth.
- The currency effect (1.5%), which was negative early in the year, became favorable thanks to the rise of the US and Canadian dollars against the euro and the very good resilience of the Brazilian real.

Sales *€ millions*	**2005**	2004	% change (reported)	% change (like-for-like)
Europe	**1,120.4**	1,077.9	3.9%	2.4%
North America	**1,025.1**	897.2	14.3%	6.5%
Asia-Pacific	**202.1**	173.3	16.6%	12.2%
Latin America	**76.7**	54.1	41.7%	18.1%
Total	**2,424.3**	2,202.5	10.1%	5.2%

STATEMENT OF INCOME

Cost of sales – other operating expenses

An enhanced product mix and productivity gains lifted gross margin (sales less cost of sales) by 0.9 point to 57.3% from 56.4% in 2004.

Other operating expenses

Other operating expenses totaled €969.4 million in 2005 versus €885.6 million in 2004. Research and Development and engineering costs represented €113.5 million (including a €1.7 million tax credit), selling and distribution costs €538.7 million, and other operating costs €317.2 million.

Contribution from operations [1] in euros and as a percentage of sales

Growth in contribution from operations [1] in 2005	Reported	Like-for-like	Scope of consolidation	Currency effect
in millions of euros	63.9	55.0	3.1	5.8
in %	17.9%	15.4%	0.9%	1.6%

(1) Income from operations before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.

Contribution from operations increased 17.9% to €420.4 million from €356.5 million in 2004. Contribution from operations as a percentage of sales gained 1.1 points, reaching 17.3%. The increase reflected:

- A strong gross margin supported by productivity gains and an improved product mix.
- Good control over operating expense, which declined 0.2 point as a percentage of sales.
- Wider margins in all host regions, including Europe.

Other revenues and expenses from operations, net

This item showed net expense of €24.9 million versus €15.4 million the year before. The increase stems from higher costs related to stock option plans, which totaled €8.1 million for four plans in 2005 compared with €4.6 million for three plans in 2004, and from a significant increase in goodwill impairment, which rose to €10.9 million from €2.5 million the year before. The impairment charge reflects difficulties encountered by a Mexican subsidiary and by BNL, which operates in the highly competitive non-corrective sunglass lens market.

Income from operations

This new item represents contribution from operations less other income/expense and proceeds from asset disposals. Income from operations totaled €393.6 million, or 16.2% of sales, compared with €338.9 million, or 15.4% of sales in 2004, an increase of 16.1%.

Growth in income from operations in 2005	Reported	Like-for-like	Scope of consolidation	Currency effect
in millions of euros	54.7	46.0	3.2	5.6
in %	16.1%	13.6%	0.9%	1.6%

Financial income and expense

Net financial expense totaled €18.7 million versus €13.6 million in 2004. Net interest expense declined during the year; however first-time application of IAS 32 and IAS 39 led to a €4.1 million charge related to the treatment of the convertible bond issue premium under IFRS and recognition of a €5.5 million loss arising from remeasurement of financial instruments at fair value.

Income tax

The effective tax rate stood at 28.9% compared with 27.7% in 2004. The increase in largely due to a rise in non-deductible expenses related to consolidation under IFRS.

Companies accounted for by the equity method

This item includes the Group's share of profit contributed by VisionWeb (44.03% interest), Bacou-Dalloz (15.11% interest), and, since the application of IFRS, Transitions (49% interest). Share of profit of companies accounted for by the equity method rose sharply, to €22.5 million from €9.8 million in 2004, thanks to an improved performance from VisionWeb and especially Bacou-Dalloz, which swung from a loss of €1.6 million in 2004 to a profit of €6.9 million in 2005.

Net income after minority interests and earnings per share

Net income rose 17.9% to €289 million. Net income after minority interests increased 17.5% to €287.1 million and the net margin widened to 11.8% from 11.1% the year before. Earnings per share grew 17% to €2.82.

BALANCE SHEET

Inventories and working capital requirement

Inventories totaled €364.6 million, up 19% from €306.4 million in 2004. At constant scope of consolidation and exchange rates, the increase amounted to 6.4%. Substantial inventory was built up at the end of the year, notably in Europe, to prepare the launch of several new products, including Varilux Physio® and Transitions® Gen V 1.5 index lenses.

Investment

€ millions	**2005**	2004
Capital expenditure net of divestments	**174.7**	154.9
Depreciation and amortization	**120.8**	111.7
Gross financial investment	**175.8**	115.4
Cash flow (1)	**388.9**	394.5

(1) Cash provided by operations less change in working capital requirement and provisions.

Capital expenditure net of divestments totaled €174.7 million or 7.2% of consolidated sales.
Of this, Europe accounted for €79 million, North America €59 million, and the rest of the world €37 million.
Spending broke down as follows:

- Around 30% was devoted to series production to increase plant capacity, notably in Mexico and Thailand for medium and high index lenses.
- Around 60% was used to equip prescription laboratories, most of this for digitally controlled anti-reflection machines needed to deploy the digital surfacing technology used in the production of the new Varilux Physio® progressive lens.
- Around 10% went to various uses in Research and Development and Instruments, as well as to the acquisition of software licenses for operational and analytical IT systems.

In the past few years, the percentage of capital expenditure devoted to prescription has risen gradually, in line with the increase in our value added and especially growth in Crizal® and Crizal® Alizé® antireflective lenses.

Financial investments amounted to €175.8 million in 2005. Acquisitions accounted for €115.7 million, while buybacks of shares to be cancelled net of the proceeds from the exercise of stock options accounted for €58.4 million.

Debt

€ millions			
Net cash provided by operations	**417**	Capital expenditure net of divestments	**175**
Employee share issue	**32**	Change in WCR and provisions	**28**
Decrease in net cash and cash equivalents	**20**	Dividends	**77**
		Financial investments net of divestments [1]	**174**
		Currency translation and changes in the scope of consolidation	**16**

(1) Divestments of property, plant and equipment and financial assets totaled €1.8 million in 2005.

Despite the year's good performance and increase in margins, the cash surplus edged back slightly in 2005 for three reasons:

- An increase in dividend payments.
- Significant capital expenditure and financial investment.
- The fact that Transitions (and its cash and cash equivalents) were no longer fully consolidated in 2005.

Essilor ended the year with a net cash surplus of €54 million.

Key ratios

- Return on equity (ROE)

Return on equity stood at 17.1% in 2005 versus 17.6% under IFRS in 2004. Based on 2004 exchange rates, ROE came to 17.8%, reflecting Essilor's improved margins and efforts to limit growth in the number of shares outstanding.

- Return on assets (ROA)

Return on assets amounted to 24.8% compared with 25.7% in 2004 under IFRS. At constant exchange rates, ROA increased by 0.3 point.

ACQUISITIONS

Essilor pursued its external growth in 2005, enhancing its positions in prescription laboratories and finished-lens distribution. In all, 18 companies were acquired in 2005 for a total €115.7 million. The full-year sales of these acquisitions represented around €92 million.

Three transactions were completed in Europe during the year:

- The acquisition of **ATR Mec Optical**, the Italian distributor of Essilor subsidiary BBGR. ATR Mec owns two prescription laboratories.

- The acquisition of **OMI,** Essilor's exclusive lens distributor in Martinique, Guadeloupe and French Guiana. OMI has a prescription laboratory in Guadeloupe.
- The acquisition of a 25% stake in Ayudas para la Vision Subnormal (**AVS**), a company based in Madrid, Spain that manages a visual rehabilitation center for people suffering from visual deficiency. This transaction will enable Essilor and AVS to develop services for the visually impaired.

Essilor made nine acquisitions in the United States:

- **The Spectacle Lens Group**, the ophthalmic lens business of Johnson & Johnson Vision Care Inc., a subsidiary of US-based Johnson & Johnson. The transaction was approved by US antitrust authorities and completed in the third quarter of 2005. Created in 1999, The Spectacle Lens Group has developed the Definity™ brand of progressive lenses, featuring unique Dual Add™ technology that divides progressive add power between the front and back surfaces. Definity™ was introduced in select US test markets in late 2002 and is well respected among local eye care professionals and consumers. The acquisition is fully in line with Essilor's strategy of offering innovative, high value-added products. The Dual Add™ and related technologies will enhance the Company's research programs to improve and personalize its offering of progressive lenses.

- The industrial and marketing assets of **National Optronics**, based in Charlottesville, Virginia. Founded in 1979, National Optronics designs and manufactures precision edging systems, primarily for prescription laboratories, based on its specific technology. National Optronics has consolidated Essilor's position as the worldwide leader in edging systems, while adding a complementary technology to the Company's portfolio.

Also in the United States, Essilor acquired majority (generally 80%) or controlling (100%) interests in seven prescription laboratories to enhance service to opticians:

- **Vision-Craft Inc.** in Detroit, Michigan.
- **Midland Optical** in Saint Louis, Missouri.
- **Jorgenson Optical Supply Company**, near Seattle, Washington.
- **Optical One**, in Youngstown, Ohio.
- **MGM** in Porto Rico.
- **ACO Lab Inc.** in Commerce, California.
- **Focus Optical Labs Inc.** in Chicago, Illinois.

In Canada, Essilor acquired **Groupe Vision Optique** (GVO), which owns prescription laboratories in several large cities in the Province of Quebec (Trois-Rivières, Quebec, Rimouski, Beloeil and downtown Montreal).

Separately, Essilor signed a contract with **Hakim Optical**, Ontario's leading optical chain, to acquire its Coating Lab Enterprises business, which comprises three anti-reflective treatment centers in London and

Toronto, Ontario and in Halifax, Nova Scotia. The contract also calls for Essilor to supply the majority of the anti-reflective treatments sold in Hakim Optical's stores, as well as a major proportion of their lenses. Lastly, Essilor acquired the assets of Canada's **Optical Software Inc.,** which makes prescription laboratory management software.

In India, Essilor extended its prescription laboratory network by acquiring a majority stake in **Delta Lens Private Limited**, a prescription laboratory based in Mumbai (formerly Bombay).

In Indonesia, the Company created a prescription laboratory in partnership with one of the country's leading retail chains.

Lastly, in Taiwan, Essilor signed an agreement with **Polylite**, the second largest company in the local corrective lens market. Under the agreement, Essilor acquired a 12.1% stake in Polylite's manufacturing division and the partners set up a joint venture called Polylite Asia Pacific Pte Ltd, owned 51% by Essilor and 49% by Polylite. The new company combines all of Polylite's prescription laboratories and lens distribution operations in Taiwan, Hong Kong and China. The alliance has enabled Essilor to enter Taiwan, a country with significant potential for progressive lenses where the Company did not yet have any local operations. With this transaction, Essilor also strengthened its positions in the prescription laboratory segment in Hong Kong and China.

SUBSEQUENT EVENTS

New acquisitions

In early 2006, Essilor acquired several companies.

In India, Essilor India, a subsidiary of Essilor International, and India's GKB Rx Lens Private Ltd entered into a joint-venture agreement through which Essilor India acquired a 50% interest in GKB's prescription laboratory and lens wholesaling business. The agreement includes an option to increase Essilor's stake in the future. A pioneer in the Indian ophthalmic lens industry, GKB Rx Lens Private Ltd is has developed a network of eight prescription laboratories, with $10 million in annual revenues.

The agreement will enable Essilor to enhance its presence in India and leverage its multi-channel strategy in the prescription segment through a second network that will operate alongside the seven proprietary Essilor laboratories and the other Essilor partnerships.

With solid positions in all of the country's leading cities, Essilor is today number one in India's fast growing plastic and progressive lens market.

In the United States, Essilor acquired:

- **Eye Care Express Lab Inc.** of Houston, Texas, with revenues of $3.9 million.
- **Accu Rx** of Johnston, Rhode Island, with revenues of $5.8 million.

In Canada, Essilor acquired a majority interest in **SDL**, an independent laboratory in Quebec with sales of $2.8 million. This acquisition will allow Essilor Canada to broaden its service strategy.

In Romania, Essilor acquired **Varirom,** its local distributor (sales of €2.3 million).

Oceane bond buy back

On February 28, 2006, Essilor bought back 780,000 Oceane bonds due 2010, representing 13% of the initial issue, for €57.5 million. There are now 5,259,749 Oceanes outstanding. Oceane bonds are convertible into or exchangeable for new or existing Essilor shares and the transaction is part of the strategy deployed since 2003 to reduce dilution from equity instruments in the balance sheet. Until now, this active management strategy involved buying back shares to offset dilution from stock option plans. Because the Oceanes are convertible at a price of €53.55, the 26.80% rise in Essilor's share price in 2005 made conversion increasingly probable. The Company therefore decided to buy back Oceanes to offset dilution. Compared to share buybacks, this has the added advantage of reducing interest expense and improving the balance sheet structure.

OUTLOOK FOR 2006

In 2006, Essilor will pursue its strategy of bringing innovative products to the market, such as Varilux Physio® launched in early January, and making targeted acquisitions in ophthalmic lenses.

CONSOLIDATED BALANCE SHEET

ASSETS

€ thousands	2005 IFRS	January 1, 2005 after IAS32 and 39	2004 IFRS (a)
Goodwill	451,037	357,806	350,357
Other intangible assets	124,195	86,774	88,155
Property, plant and equipment	637,342	520,256	520,256
FIXED ASSETS, NET	**1,212,574**	**964,836**	**958,768**
Investments in associates	133,313	101,065	101,090
Other long term investments	41,408	43,408	42,830
Deferred tax assets	36,612	24,437	40,099
Long-term trade receivables	9,189	4,087	4,087
OTHER NON-CURRENT ASSETS	**224,537**	**172,997**	**188,106**
TOTAL NON-CURRENT ASSETS	**1,437,111**	**1,137,833**	**1,146,874**
Inventories and work in progress	364,559	306,440	306,44
Prepayments to suppliers	9,614	7,634	7,634
Trade receivables	515,460	443,601	447,42
Tax assets	16,054	4,015	4,015
Other receivables	7,851	5,872	5,872
Derivative financial instruments	2,650	37,228	0
Prepaid expenses	14,139	14,218	14,218
Essilor shares held for share-based payment plans	0		449
Cash equivalents	548,424	572,769	572,515
Cash	110,289	97,824	97,824
CURRENT ASSETS	**1,589,039**	**1,489,601**	**1,456,387**
Available-for-sale financial assets	4,015		
TOTAL ASSETS	**3,026,150**	**2,627,434**	**2,603,261**

(a) Excluding IAS32 and IAS39, applied as of January 1, 2005

CONSOLIDATED BALANCE SHEET

LIABILITIES

€ thousands	2005 IFRS	January 1, 2005 after IAS32 and 39	2004 IFRS (a)
Share capital	36,122	36,159	36,159
Share premium account	203,771	212,449	212,449
Retained earnings	1,133,089	955,610	949,031
Treasury stock	(81,979)	(64,144)	(63,695)
OCEANE call option	40,752	40,752	
Revaluation reserves	(1,289)	445	
Translation reserve	63,266	(37,451)	(37,451)
Net profit attributable to equity holders of Essilor International	287,134	244,427	244,427
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF ESSILOR IN'	**1,680,866**	**1,388247**	**1,340,920**
Minority interests	7,000	3,573	4,515
TOTAL EQUITY	**1,687,866**	**1,391,820**	**1,345,435**
Provisions for pensions and other post-retirement benefits	90,848	81,430	81,430
Long-term borrowings	448,848	571,013	607,383
Deferred tax liabilities	2,163	1,878	1,878
Other non-current liabilities	631	551	551
NON-CURRENT LIABILITIES	**542,490**	**654,872**	**691,242**
Short-term provisions	26,321	32,010	32,010
Short term borrowings	156,222	25,613	25,613
Customer prepayments	6,943	7,257	7,257
Trade payables	522,505	436,792	439,114
Current income tax liability	26,665	30,883	30,883
Other liabilities	38,897	31,831	23,551
Derivative financial instruments	9,267	8,200	
Deferred income	8,974	8,156	8,156
CURRENT LIABILITIES	**795,794**	**580,742**	**566,584**
TOTAL EQUITY AND LIABILITIES	**3,026,150**	**2,627,434**	**2,603,261**

(a) Excluding IAS32 and IAS39, applied as of January 1, 2005.

CONSOLIDATED INCOME STATEMENT

€ thousands	2005 IFRS	2004 IFRS (a)
Revenue	2,424,323	2,202,528
Cost of sales	(1,034,529)	(960,457)
GROSS MARGIN	**1,389,794**	**1,242,071**
Research and development costs	(113,490)	(106,095)
Selling and distribution costs	(538,711)	(495,458)
Other operating expense	(317,176)	(283,977)
NET MARGIN	**420,417**	**356,541**
Net restructuring costs	(3,353)	(6,203)
Impairment losses	(11,256)	(2,539)
Compensation costs on share-based payments	(12,269)	(8,544)
Other operating income and expense, net	1,967	1,832
Gains and losses on disposals of assets, net	(1,871)	(2,192)
OPERATING PROFIT	**393,635**	**338,895**
Finance costs	(28,021)	(26,288)
Income from cash and cash equivalents	18,993	18,095
Other financial income and expense, net	(9,708)	(5,402)
PROFIT BEFORE TAX	**374,899**	**325,300**
Income tax expense	(108,292)	(90,044)
NET PROFIT OF CONSOLIDATED COMPANIES	**266,607**	**235,256**
Share of profit of associates	22,457	9,837
NET PROFIT	**289,064**	**245,093**
Attributable to equity holders of Essilor Internatioı	**287,134**	**244,427**
Attributable to minority interests	1,930	666
Basic earnings per common share (€)	2.82	2.41
Weighted average number of common shares (thousands)	101,883	101,482
Diluted earnings per common share	2.72	2.32
Diluted weighted average number of common shares (thousanı	108,455	107,854

(a) Excluding IAS32 and IAS39, applied as of January 1, 2005.

CONSOLIDATED STATEMENT OF CASH FLOWS

€ thousands	2005 IFRS	2004 IFRS (a)
NET PROFIT	**289,064**	**245,093**
Share of profit from associates, net of dividends received	4,567	37,368
Depreciation, amortization and provisions	124,656	109,693
Profit before depreciation, amortization, provisions and share of p	**418,287**	**392,154**
Change in provisions for contingencies and charges	(2,542)	6,256
Gains and losses on asset disposals	2,164	2,446
Investment grants written back to income		
Cash flow after tax and finance costs, net	**417,909**	**400,856**
Finance costs, net	9,028	8,193
Income tax expense (including deferred taxes)	108,293	80,968
Cash flow before tax and finance costs, net	**535,230**	**490,017**
Income tax paid	(132,067)	(82,976)
Interest received (paid)	(1,272)	(9,274)
Change in working capital	(3,561)	(5,437)
NET CASH GENERATED BY OPERATING ACTIVITIES	**398,330**	**392,330**
Purchases of property, plant and equipment	(181,341)	(149,861)
Acquisition of subsidiaries, net of cash acquired	(106,737)	(54,916)
Acquisition on non-consolidated investments	(10,658)	(7,978)
Acquisition of other financial assets	(697)	(2,328)
Proceeds from sale of subsidiaries, net of cash sold	0	0
Proceeds from sale of other investments, PPE and intangible assets	12,165	5,884
NET CASH USED BY INVESTING ACTIVITIES	**(287,268)**	**(209,199)**
Issuance of shares	31,883	47,982
Buyback and resale of treasury shares	(60,158)	(45,619)
Dividends paid to:		
- Essilor shareholders	(77,300)	(61,841)
- Minority shareholders in subsidiaries	(173)	(129)
Repayment of borrowings, excluding lease financing	(19,019)	(42,054)
Repayment of lease financing	(8,067)	(2,828)
Impact of changes in scope of consolidation		
Other movements	(1,713)	743
NET CASH USED BY FINANCING ACTIVITIES	**(134,547)**	**(103,746)**
CHANGE IN CASH AND CASH EQUIVALENTS	**(23,485)**	**79,385**
Cash and cash equivalent at beginning of year	651,573	575,441
IAS39 adjustment	253	
Impact of exchange rate changes on cash and cash equivalents	2,759	-3,253
CASH AND CASH EQUIVALENTS AT END OF YEAR	**631,100**	**651,573**
Marketable securities	548,424	572,515
Cash	110,289	97,825
Short-term bank loans and overdrafts	(27,613)	(18,767)

(a) Excluding IAS32 and IAS39, applied as of January 1, 2005.

ESSILOR

COMMUNIQUE

RESULTATS 2005

Forte progression du résultat net (+ 17,5 %) et du dividende (+ 23,7 %)

Charenton-le-Pont (le 9 mars 2006) – Le Conseil d'administration d'Essilor International, numéro un mondial de l'optique ophtalmique, a arrêté les résultats définitifs de l'exercice 2005.

En millions d'euros	**2005 IFRS**	2004 IFRS	Variation
Chiffre d'affaires	**2 424,3**	2 202,5	+ 10,1 %
Contribution de l'activité (1)	**420,4**	356,5	+ 17,9 %
En % du chiffre d'affaires	**17,3 %**	16,2 %	---
Résultat opérationnel	**393,6**	338,9	+ 16,1 %
Résultat net (part du groupe)	**287,1**	244,4	+ 17,5 %
En % du chiffre d'affaires	**11,8 %**	11,1 %	---
Bénéfice net par action (en euros)	**2,82**	2,41	+ 17,0 %
Dividende net proposé	**0,94**	0,76	+ 23,7 %

(1)Résultat opérationnel avant paiement en actions, frais de restructuration et autres frais non récurrents et avant dépréciation des survaleurs.

En 2005, le groupe Essilor a réalisé une belle performance, tant en chiffre d'affaires qu'en résultats, et a su tirer parti d'un contexte mondial favorable pour l'industrie ophtalmique.

L'exercice 2005 a été marqué par les faits suivants :

- Une croissance soutenue dans les différentes régions du monde, à l'exception de l'Europe, un peu plus contrastée.
- Le succès des nouveaux produits lancés en 2004 et 2005, incluant principalement la nouvelle génération de verres photochromiques Transitions® en matériau 1,67 et polycarbonate, Crizal® Alizé® (verre antireflet), Varilux® Ellipse™ (verre progressif pour petites montures), Varilux® Ipseo® (verre progressif personnalisé), le matériau à ultra haut indice 1,74 et le verre Essilor® Anti-Fatigue™.
- Une nouvelle amélioration du mix produit qui conforte, année après année, la politique du groupe privilégiant l'innovation. La part des produits à forte valeur ajoutée s'est étendue en volume et en valeur.

- Une nouvelle progression de la rentabilité des activités du groupe qui atteint 17,3 % (normes IFRS), son plus haut niveau historique.
- La poursuite du programme d'acquisitions avec l'entrée dans le groupe de 18 sociétés dont, notamment, The Spectacle Lens Group, activité verres ophtalmiques de Johnson & Johnson Vision Care Inc.

Le Conseil d'administration proposera à l'Assemblée générale la distribution d'un dividende net de **0,94 euro** par action au titre de l'exercice 2005 (+ 23,7 %), soit un montant total de 95,7 millions d'euros représentant 33,3 % du résultat net part du groupe. Ce dividende sera mis en paiement à compter du 16 mai 2006.

L'Assemblée Générale Ordinaire se tiendra sur deuxième convocation le **Vendredi 12 mai 2006 à 10 heures 30**, au Palais de la Bourse, Place de la Bourse, 75002 Paris.

En ce début 2006, Essilor poursuit sa politique de croissance externe et a déjà réalisé des acquisitions ou des prises de participation dans cinq nouvelles sociétés situées au Canada, aux Etats-Unis, en Inde et en Roumanie.

Une réunion d'analystes aura lieu ce jour, 9 mars, à 10h30 et sera retransmise en direct par internet.

Cette réunion est accessible par le lien suivant : http://hosting.3sens.com/Essilor/20060309-27E4186C/fr

----

Prochain rendez-vous :

Le chiffre d'affaires du 1er trimestre 2006 sera publié le 20 avril 2006.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 215 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

COMMENTAIRE DETAILLE DES RESULTATS DU GROUPE

Les comptes 2004 et 2005 sont présentés en format IFRS. Le compte de résultat, le tableau de financement et le bilan consolidés, figurent en annexe de ce communiqué.

CHIFFRE D'AFFAIRES

Le chiffre d'affaires consolidé du groupe a atteint 2 424,3 millions d'euros en hausse de 10,1 %. Hors effet de change, la progression a été de 8,6 %, conforme à l'objectif annoncé en début d'exercice.

Variation du chiffre d'affaires 2005	Réelle	Base homogène	Périmètre	Effet de change
en millions d'euros	221,8	115,0	73,8	33,0
en %	+ 10,1 %	+ 5,2 %	+ 3,4 %	+ 1,5 %

- En base homogène, la croissance du chiffre d'affaires s'est établie à 5,2 %, avec une accélération au cours de l'année : 4,7 % au 1er semestre et 5,7 % au second semestre. Elle s'explique par une hausse des volumes de verres vendus par le groupe - environ 3 % - et une amélioration du mix produit.
- L'effet de périmètre (3,4 %) correspond à l'intégration des sociétés acquises en 2004 et 2005.
- L'effet de change (1,5 %), négatif en début de période, est devenu positif avec la remontée des dollars américain et canadien par rapport à l'euro et la très bonne tenue du réal brésilien.

Chiffre d'affaires en millions d'euros	**2005**	2004	Variation réelle	Croissance en base homogène
Europe	**1 120,4**	1 077,9	+ 3,9 %	+ 2,4 %
Amérique du Nord	**1 025,1**	897,2	+ 14,3 %	+ 6,5 %
Asie Océanie	**202,1**	173,3	+ 16,6 %	+ 12,2 %
Amérique latine	**76,7**	54,1	+ 41,7 %	+ 18,1 %
Total	**2 424,3**	2 202,5	+ 10,1 %	+ 5,2 %

COMPTE DE RESULTAT

Coûts des ventes - charges d'exploitation

En 2005, la marge brute (chiffre d'affaires – coût des ventes) est passée de 56,4 % à 57,3 % du chiffre d'affaires soit un gain de 0,9 point. Cette amélioration provient d'un enrichissement du mix produit et de gains de productivité.

Charges d'exploitation

Ce poste représente un total de 969,4 millions d'euros en 2005 contre 885,6 millions d'euros en 2004. Il comprend les frais de recherche et développement et d'ingénierie pour 113,5 millions d'euros (incluant un crédit d'impôt de 1,7 millions d'euros), les coûts commerciaux et de distribution pour 538,7 millions d'euros, le solde des autres charges d'exploitation représentant 317,2 millions d'euros.

Contribution de l'activité [1] et marge de contribution

Variation de la contribution de l'activité[1] 2005	Réelle	Base homogène	Périmètre	Effet de change
en millions d'euros	63,9	55,0	3,1	5,8
en %	+ 17,9 %	+ 15,4 %	+ 0,9 %	+ 1,6 %

(1) Résultat opérationnel avant paiement en actions, frais de restructuration et autres frais non récurrents et avant dépréciation des survaleurs.

La contribution de l'activité a atteint 420,4 millions d'euros, en croissance de 17,9 % par rapport à 2004 (356,5 millions d'euros).

La marge de contribution a progressé de 1,1 point et s'est établie à 17,3 %. Cette nouvelle augmentation provient :

- du bon niveau de la marge brute fondé sur l'amélioration du mix produit et des gains de productivité ;
- d'une maîtrise des dépenses d'exploitation qui diminuent de 0,2 point en pourcentage du chiffre d'affaires ;
- d'une progression de la rentabilité dans toutes les régions, y compris en Europe.

Autres produits / autres charges opérationnelles

Le solde du compte Autres produits / autres charges opérationnelles a été de - 24,9 millions d'euros contre - 15,4 millions d'euros. L'augmentation provient :

- d'un accroissement des charges liées aux plans d'options d'achat d'actions : celles-ci ont représenté 8,1 millions d'euros pour les quatre plans comptabilisés en 2005 contre 4,6 millions d'euros pour les trois plans pris en compte en 2004.
- d'une hausse importante des dépréciations des écarts d'acquisitions (10,9 millions d'euros contre 2,5 millions d'euros en 2004). Ces dépréciations sont liées, notamment, aux difficultés d'une filiale au Mexique et de la société BNL qui évolue sur le marché très concurrentiel des verres solaires non correcteurs.

Résultat opérationnel

Ce nouvel agrégat résulte de la différence entre la Contribution de l'activité et les postes Autres produits/Autres charges opérationnelles et Résultat des cessions d'actifs. En 2005, le résultat opérationnel a atteint 393,6 millions d'euros (16,2 % du chiffre d'affaires) contre 338,9 millions en 2004 (15,4 % du chiffre d'affaires), soit une augmentation de 16,1 %.

Variation du résultat opérationnel 2005	Réelle	Base homogène	Périmètre	Effet de change
en millions d'euros	54,7	46,0	3,2	5,6
en %	+ 16,1 %	+ 13,6 %	+ 0,9 %	+ 1,6 %

Charges et produits financiers

Ce poste a représenté une charge de 18,7 millions d'euros contre 13,6 millions d'euros en 2004. Malgré une réduction de la charge financière nette, cette hausse s'explique par la première application de la norme IAS 32 (charge complémentaire liée à la comptabilisation en normes IFRS de l'obligation convertible pour 4,1 millions d'euros) et de la norme IAS 39 sur la variation de valeur des instruments financiers (- 5,5 millions d'euros).

Impôt sur les bénéfices

Le taux effectif d'impôt a atteint 28,9 % en 2005 contre 27,7 % en 2004. La hausse du taux est largement imputable à l'augmentation des charges non déductibles liées à la consolidation selon les normes IFRS.

Résultat des sociétés mises en équivalence

Le résultat des sociétés mises en équivalence comprend la quote-part du groupe dans VisionWeb (détenue à 44,03 %), Bacou-Dalloz (détenue à 15,11 %) et, depuis le passage aux normes IFRS, dans la société Transitions (détenue à 49 %). L'amélioration des performances de Vision Web et, surtout, de Bacou-Dalloz (6,9 millions d'euros en 2005 contre une perte de 1,6 millions en 2004) a entraîné une très forte augmentation du résultat à 22,5 millions d'euros contre 9,8 millions d'euros en 2004.

Résultat net part du groupe et bénéfice net par action

Le résultat net du groupe a cru de 17,9 % à 289 millions d'euros. Le résultat net part du groupe atteint 287,1 millions d'euros (+ 17,5 %) et la marge nette progresse à 11,8 % contre 11,1 % en 2004. Le bénéfice net par action ressort à 2,82 euros (+ 17 %).

BILAN

Stocks et besoin en fonds de roulement

Les stocks ont atteint 364,6 millions d'euros en 2005 contre 306,4 millions en 2004 (+ 19 %). A taux de change et périmètre constant, l'augmentation a été de 6,4 %. Des stocks importants ont été constitués en fin d'exercice, notamment en Europe, afin de préparer le lancement de plusieurs nouveaux produits, dont Varilux Physio® et Transitions® Gen V en matériau 1,5.

Investissements

En millions d'euros	**2005**	2004
Investissements industriels nets de cessions	**174,7**	154,9
Amortissements	**120,8**	111,7
Investissements financiers bruts	**175,8**	115,4
Autofinancement [1]	**388,9**	394,5

(1) Ressources d'exploitation diminuées de la variation du besoin en fonds de roulement et des provisions.

Dans le domaine industriel les investissements nets de cessions se sont élevés à 174,7 millions d'euros en 2005, soit 7,2 % du chiffre d'affaires consolidé.

Ces investissements, répartis entre l'Europe pour 79 millions d'euros, l'Amérique Nord pour 59 millions d'euros et le reste du monde pour 37 millions d'euros, ont été consacrés :

- pour environ 30 % à la production de série afin d'accroître les capacités des usines, notamment au Mexique et en Thaïlande pour les verres à moyen et hauts indices.
- pour environ 60 % à l'équipement des laboratoires de prescription, essentiellement en machines antireflet et en machines à commande numérique permettant de déployer la technologie de surfaçage digital nécessaire à la fabrication du nouveau verre progressif Varilux Physio®.
- pour environ 10 % à des investissement divers dans le domaine de la Recherche et du Développement et des Instruments, ainsi qu'à l'acquisition de licences informatiques nécessaires au fonctionnement des systèmes opérationnels et analytiques.

Il est à noter que, sur les derniers exercices, la part des investissements dédiés à la prescription s'est progressivement accrue, en ligne avec la progression de nos valeurs ajoutées et notamment avec la croissance des verres antireflet Crizal® et Crizal® Alizé®.

Dans le domaine financier, les investissements se sont élevés à 175,8 millions d'euros en 2005. Ces investissements sont liés pour 115,7 millions d'euros aux acquisitions réalisées par le groupe et pour 58,4 millions d'euros au solde constitué par les achats d'actions -en vue d'annulation- et les cessions d'actions intervenues dans le cadre de l'exercice des plans d'options d'achat d'actions.

Dette

En millions d'euros			
Ressources d'exploitation	**417**	Investissements industriels nets de cessions	**175**
Augmentation de capital (salariés)	**32**	Variation BFR et provisions	**28**
Diminution trésorerie nette	**20**	Dividendes	**77**
		Investissements financiers nets de cessions (1)	**174**
		Change et périmètre	**16**

(1) Les cessions d'immobilisations corporelles et financières ont représenté 1,8 millions d'euros en 2005.

Malgré un accroissement de la rentabilité et une bonne performance du groupe, l'excédent de trésorerie a légèrement décru en 2005 pour trois raisons :

- la hausse des dividendes,
- l'important programme d'investissements industriels et financiers,
- et le fait qu' Essilor ne prend plus en compte la trésorerie de Transitions suite au changement de méthode de consolidation intervenu en 2005.

Fin 2005, l'excédent de trésorerie net du groupe représentait 54 millions d'euros.

Ratios

- Résultat net / capitaux propres (ROE)

Le ratio résultat net sur capitaux propres passe de 17,6 % en 2004 (après retraitement IFRS) à 17,1 % en 2005. A taux 2004, ce ratio se serait établi à 17,8 %, reflétant ainsi l'amélioration de la rentabilité du groupe et les efforts réalisés pour limiter l'augmentation du nombre d'actions.

- Résultat avant impôts et frais financiers / actif net (ROA)

Le ratio résultat avant impôts et frais financiers sur actif net atteint 24,8 % en 2005 contre 25,7 % en 2004 (après retraitements IFRS). Hors effet de change, ce ratio aurait progressé de 0,3 point.

ACQUISITIONS

La croissance externe s'est poursuivie en 2005. Essilor a continué à renforcer ses positions dans les laboratoires de prescription et la distribution de verres finis. 18 opérations ont été conclues en 2005 pour un montant de 115,7 millions d'euros ; leur chiffre d'affaires en année pleine représente environ 92 millions d'euros.

En Europe, Essilor a réalisé trois acquisitions/prise de participation :

- **ATR Mec Optical**, distributeur italien de BBGR, filiale d'Essilor. ATR Mec détient deux laboratoires de prescription.
- **OMI**, distributeur exclusif de verres Essilor dans les Antilles (Martinique, Guadeloupe, Guyane). OMI a un laboratoire de prescription en Guadeloupe.
- Essilor a également pris 25 % de **AVS** (Ayudas para la Vision Subnormal), une société située à Madrid, en Espagne, qui exploite un centre de réhabilitation visuelle pour les patients atteints de déficience visuelle. Cette opération va permettre à AVS et Essilor de développer un pôle de service dans le domaine de la basse vision.

Aux Etats-Unis, Essilor a réalisé neuf acquisitions :

- Essilor a acquis **The Spectacle Lens Group,** l'activité verres ophtalmiques de Johnson & Johnson Vision Care Inc., filiale du groupe américain Johnson & Johnson. Cet accord a reçu l'agrément des autorités de la concurrence aux Etats-Unis et a été finalisé au cours du troisième trimestre. Créé en 1999, The Spectacle Lens Group a développé une gamme de verres progressifs sous la marque Definity™ avec un concept original, le Dual Add™, qui répartit l'addition progressive sur les deux faces du verre. Definity™ a été lancé sur certains marchés tests aux Etats-Unis fin 2002 et a atteint localement une excellente notoriété auprès des professionnels de l'optique et des consommateurs. Pour Essilor, cette opération s'est inscrite au cœur de sa stratégie d'innovation et d'offre de produits à forte valeur ajoutée, les technologies liées au Dual Add™ venant enrichir les efforts de recherche d'Essilor en matière d'évolution des surfaces progressives et de personnalisation des verres.

- Essilor a également réalisé l'acquisition des actifs industriels et commerciaux de la société **National Optronics**, située à Charlottesville en Virginie. Fondée en 1979, National Optronics conçoit et fabrique, principalement pour des laboratoires de prescription, des équipements de taillage des verres ophtalmiques selon une technologie spécifique. National Optronics a consolidé la position de numéro un mondial d'Essilor dans les instruments de taillage tout en lui apportant une technologie complémentaire.

Toujours aux Etats-Unis, le groupe a pris une participation majoritaire (80 % en général) ou le contrôle à 100 %, selon les cas, dans sept laboratoires de prescription afin de conforter le service aux opticiens par une présence accrue :

- **Vision-Craft Inc.** à Detroit, Michigan.
- **Midland Optical** à Saint Louis, Missouri.
- **Jorgenson Optical Supply Company**, près de Seattle, Washington.
- **Optical One** à Youngstown, Ohio.
- **MGM** à Porto-Rico.
- **ACO Lab Inc.** à Commerce, Californie.
- **Focus Optical Labs Inc.** à Chicago, Illinois.

Au Canada, Essilor a acquis le **Groupe Vision Optique** (GVO) qui détient des laboratoires de prescription implantés dans plusieurs villes importantes du Québec (Trois-Rivières, Québec, Rimouski, Beloeil et Montréal centre ville).
Par ailleurs, Essilor a signé un contrat avec **Hakim Optical**, la première chaîne d'optique de l'Ontario, pour reprendre l'activité Coating Lab Entreprises qui comprend trois centres de traitement antireflet situés à London, Toronto (Ontario) et Halifax (Nouvelle Ecosse). Ce contrat prévoit également qu'Essilor fournira à Hakim Optical la majorité de ses traitements antireflet ainsi qu'une part importante de ses verres. Enfin, le groupe a acheté les actifs de la société canadienne **Optical Software Inc.**, un fournisseur de logiciels de gestion de laboratoires de prescription.

En Inde, Essilor a renforcé son réseau de laboratoires de prescription en prenant une participation majoritaire dans la société **Delta Lens Private Limited** à Mumbai.

En Indonésie, Essilor a créé un laboratoire de prescription en partenariat avec une des premières chaînes de distribution locale.

Enfin, à **Taiwan**, Essilor et le groupe **Polylite**, numéro deux du marché du verre correcteur à Taiwan, ont signé un accord prévoyant, d'une part, une prise de participation de 12,1 % d'Essilor dans la branche production de Polylite et, d'autre part, la création d'une société commune, Polylite Asia Pacific Pte Ltd, détenue à 51 % par Essilor et à 49 % par Polylite. Cette nouvelle société regroupe toutes les activités de laboratoires de prescription et de distribution de Polylite à Taiwan, Hong Kong et en Chine. Cette association a permis à Essilor d'entrer à Taiwan, un pays qui possède un potentiel important notamment pour les verres progressifs, et où le groupe n'avait pas d'activité directe. A travers cette opération, Essilor a aussi renforcé ses positions dans l'activité laboratoires de prescription à Hong Kong et en Chine.

EVENEMENTS SURVENUS APRES LA CLOTURE

Nouvelles acquisitions

Au début de 2006, Essilor a réalisé plusieurs acquisitions de laboratoires de prescription.

En Inde, Essilor India, filiale d'Essilor International, et le groupe indien GKB Rx Lens Private Ltd, ont signé un accord aux termes duquel Essilor India a pris 50 % de l'activité laboratoires de prescription et distribution de verres de GKB, avec une option d'augmenter sa participation dans les années à venir. GKB Rx Lens Private Ltd, société pionnière de l'industrie ophtalmique en Inde, a développé un réseau de 8 laboratoires de prescription réalisant un chiffre d'affaires de 10 millions de dollars.
Cette association va permettre à Essilor d'accroître sa présence en Inde et de renforcer sa stratégie multiréseaux dans le domaine de la prescription à travers un deuxième réseau qui opèrera parallèlement aux 7 laboratoires détenus en propre par Essilor et aux autres partenariats réalisés par le groupe.
Avec des positions solides dans toutes les grandes villes de l'Inde, Essilor est aujourd'hui le numéro un sur ce marché en forte croissance pour les verres organiques et progressifs.

Aux Etats-Unis, Essilor a pris le contrôle de :

- **Eye Care Express Lab Inc.** à Houston, Texas. Son chiffre d'affaires représente 3,9 millions de dollars.
- **Accu Rx** à Johnston, Rhode Island. Ses ventes atteignent 5,8 millions de dollars.

Au Canada, Essilor a pris une participation majoritaire dans **SDL**, un laboratoire indépendant situé au Québec, qui réalise un chiffre d'affaires de 2,8 millions de dollars. Cette acquisition permettra à Essilor Canada d'enrichir sa politique de service.

En Roumanie, Essilor a acquis la société **Varirom**, son distributeur dans ce pays (chiffre d'affaires : 2,3 millions d'euros).

Rachat d'OCEANE

Par ailleurs, Essilor a procédé en date du 28 février 2006 au rachat de 780 000 obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes (OCEANE) à échéance 2010, représentant 13 % du montant initialement émis, pour un montant global de 57,5 millions d'euros. Il reste désormais 5 259 749 OCEANES en circulation.
Cette opération s'inscrit dans le cadre de la politique de rachat d'actions, mise en oeuvre depuis 2003, et dont l'objectif est de limiter les effets de dilution de différents instruments financiers inscrits au bilan.
Cette gestion dynamique avait toujours pris la forme de rachat d'actions pour compenser la dilution des plans d'options de souscription.
La performance du cours de l'action Essilor en 2005 (+ 26,80 %) ayant significativement accru la probabilité de conversion des OCEANE (dont le prix de conversion est de 53,55 euro), Essilor a donc décidé de procéder au rachat d'OCEANE, ce qui permet, tout en ayant le même effet compensateur sur la dilution, de réduire les frais financiers et d'améliorer la situation du bilan.

PERSPECTIVES 2006

Au cours de l'exercice 2006, Essilor va poursuivre sa stratégie fondée sur le lancement de produits innovants, dont le nouveau Varilux Physio® depuis le début du mois de janvier, ainsi que sur des acquisitions ciblées dans le domaine de l'industrie des verres ophtalmiques.

ACTIF

(En milliers d'euros)	Décembre 2005 IFRS	1er janvier 2005 après IAS32 et 39	Décembre 2004 IFRS (a)
Ecarts d'acquisition	451 037	357 806	350 357
Autres immobilisations incorporelles	124 195	86 774	88 155
Immobilisations corporelles	637 342	520 256	520 256
IMMOBILISATIONS NETTES	**1 212 574**	**964 836**	**958 768**
Titres mis en équivalence	133 313	101 065	101 090
Autres immobilisations financières	41 408	43 408	42 830
Impôts différés actifs	36 612	24 437	40 099
Créances d'exploitation non courantes	9 189	4 087	4 087
AUTRES ACTIFS NON COURANTS	**224 537**	**172 997**	**188 106**
TOTAL ACTIFS NON COURANTS	**1 437 111**	**1 137 833**	**1 146 874**
Stocks et en cours	364 559	306 440	306 440
Avances et acomptes aux fournisseurs	9 614	7 634	7 634
Créances d'exploitation courantes	515 460	443 601	447 420
Créances d'impôt	16 054	4 015	4 015
Créances diverses	7 851	5 872	5 872
Intruments financiers actif	2 650	37 228	0
Charges constatées d'avance	14 139	14 218	14 218
Actions propres	0		449
Valeurs mobilières de placement	548 424	572 769	572 515
Disponibilités	110 289	97 824	97 824
ACTIFS COURANTS	**1 589 039**	**1 489 601**	**1 456 387**
Actifs non courants destinés à la vente	4 015		
TOTAL DE L'ACTIF	**3 026 150**	**2 627 434**	**2 603 261**

(a) Hors impact IAS32 et IAS39, appliquées à compter du 1er janvier 2005.

PASSIF

(En milliers d'euros)	Décembre 2005 IFRS	1er janvier 2005 après IAS32 et 39	Décembre 2004 IFRS (a)
Capital	36 122	36 159	36 159
Primes d'émission	203 771	212 449	212 449
Réserves consolidées	1 133 089	955 610	949 031
Actions propres	- 81 979	- 64 144	- 63 695
Option d'achat OCEANE	40 752	40 752	
Réserves de réévaluation	- 1 289	445	
Différence de conversion	63 266	- 37 451	- 37 451
Résultat net part du Groupe	287 134	244 427	244 427
CAPITAUX PROPRES PART DU GROUPE	**1 680 866**	**1 388 247**	**1 340 920**
Intérêts minoritaires	7 000	3 573	4 515
TOTAL DES CAPITAUX PROPRES CONSOLIDES	**1 687 866**	**1 391 820**	**1 345 435**
Provisions pour retraites	90 848	81 430	81 430
Dettes financières à long terme	448 848	571 013	607 383
Impôts différés passifs	2 163	1 878	1 878
Dettes d'exploitation non courantes	631	551	551
PASSIFS NON COURANTS	**542 490**	**654 872**	**691 242**
Provisions pour risques	26 321	32 010	32 010
Dettes financières à court terme	156 222	25 613	25 613
Avances et acomptes reçus des clients	6 943	7 257	7 257
Dettes d'exploitation courantes	522 505	436 792	439 114
Dettes d'impôt	26 665	30 883	30 883
Dettes diverses	38 897	31 831	23 551
Intruments financiers passif	9 267	8 200	
Produits constatés d'avance	8 974	8 156	8 156
PASSIFS COURANTS	**795 794**	**580 742**	**566 584**
TOTAL DU PASSIF	**3 026 150**	**2 627 434**	**2 603 261**

(a) Hors impact IAS32 et IAS39, appliquées à compter du 1er janvier 2005.

COMPTE DE RESULTAT CONSOLIDE

(En milliers d'euros sauf données par action)	2005 IFRS	2004 IFRS (a)
Chiffre d'affaires	2 424 323	2 202 528
Coût des produits vendus	-1 034 529	-960 457
MARGE BRUTE	**1 389 794**	**1 242 071**
Charges de recherche développement	-113 490	-106 095
Charges commerciales et de distribution	-538 711	-495 458
Autres charges d'exploitation	-317 176	-283 977
CONTRIBUTION DE L'ACTIVITE	**420 417**	**356 541**
Charges nettes de restructurations	-3 353	-6 203
Dotations aux provisions pour dépréciations	-11 256	-2 539
Charges sur paiements en actions	-12 269	-8 544
Autres produits (charges) opérationnels	1 967	1 832
Résultat sur cessions d'actifs	-1 871	-2 192
RESULTAT OPERATIONNEL	**393 635**	**338 895**
Coût de l'endettement brut	-28 021	-26 288
Produits de trésorerie et équivalents	18 993	18 095
Autres produits (charges) financiers	-9 708	-5 402
RESULTAT AVANT IMPOTS	**374 899**	**325 300**
Impôt sur les résultats	-108 292	-90 044
RESULTAT NET SOCIETES INTEGREES	**266 607**	**235 256**
Résultat des sociétés mises en équivalence	22 457	9 837
RESULTAT NET	**289 064**	**245 093**
dont part du Groupe	**287 134**	**244 427**
dont part des minoritaires	1 930	666
Résultat net part du Groupe par action (euros)	2,82	2,41
Nombre moyen d'actions (milliers)	101 883	101 483
Résultat net part du Groupe dilué par action (euros)	2,72	2,32
Nombre moyen d'actions dilué (milliers)	108 455	107 854

(a) Hors IAS32 et IAS39, appliquées à compter du 1er janvier 2005.

TABLEAU DES FLUX DE TRESORERIE CONSOLIDES

En milliers d' euros	Décembre 2005 IFRS	Décembre 2004 IFRS (a)
BENEFICE NET y compris minoritaires	**289 064**	**245 093**
Résultats, nets des dividendes encaissés, des sociétés en équivalence	4 567	37 368
Amortissements, provisions et autres charges calculées	124 656	109 693
Résultat avant amortissements et équivalence	**418 287**	**392 154**
Dotation (reprise) nette aux provisions pour risques et charges	-2 542	6 256
Résultat des cessions d'actifs	2 164	2 446
Quote part de subvention transférée au compte de résultat		
Capacité d'autofinancement après impôt et coût de l'endettement financier net	**417 909**	**400 856**
Coût de l'endettement financier net	9 028	8 193
Charges d'impôts (y compris impôts différés)	108 293	80 968
Capacité d'autofinancement avant impôt et coût de l'endettement financier net	**535 230**	**490 017**
Impôts payés	-132 067	-82 976
Intérêts financiers nets reçus (versés)	-1 272	-9 274
Variation du besoin en fonds de roulement	-3 561	-5 437
FLUX PROVENANT DES OPERATIONS	**398 330**	**392 330**
Investissements industriels	-181 341	-149 861
Prix d'acquisition de titres consolidés, net de la trésorerie acquise	-106 737	-54 916
Acquisition de titres non consolidés	-10 658	-7 978
Autres immobilisations financières	-697	-2 328
Prix de cession de titres consolidés, net de la trésorerie cédéee	0	0
Cessions d'autres actifs financiers, d'actifs corporels et incorporels	12 165	5 884
FLUX DE TRESORERIE NET AFFECTE AUX INVESTISSEMENTS	**-287 268**	**-209 199**
Augmentation de capital	31 883	47 982
Rachat et revente d'actions propres	-60 158	-45 619
Dividendes versés aux actionnaires :		
- aux actionnaires d'ESSILOR	-77 300	-61 841
- aux actionnaires minoritaires par les filiales intégrées	-173	-129
Variation des emprunts hors dettes sur crédit-bail	-19 019	-42 054
Remboursement des dettes de crédit-bail	-8 067	-2 828
Incidence des variations de périmètre		
Autres mouvements	-1 713	743
FLUX PROVENANT DES OPERATIONS DE FINANCEMENT	**-134 547**	**-103 746**
VARIATION DE LA TRESORERIE NETTE	**-23 485**	**79 385**
Trésorerie au 1er janvier	651 573	575 441
Ajustement IAS39 d'ouverture	253	
Incidence des variations des taux de change	2 759	-3 253
TRESORERIE FIN DE PERIODE	**631 100**	**651 573**
Valeurs mobilières de placement	548 424	572 515
Disponibilités	110 289	97 825
Concours bancaires	-27 613	-18 767

(a) Hors impact IAS32 et IAS39, appliquées à compter du 1er janvier 2005.